October 1, 2010

Via Electronic Transmission

Mark Wojciechowski

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

150 F. Street, N.E.

Washington, D.C. 20549-7010

Re:	GeoMet, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 31, 2010
Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2009
Filed April 30, 2010
Form 10-Q for Fiscal Quarterly Period Ended June 30, 2010
Filed July 27, 2010
File No. 0-52155

Dear Mr. Wojciechowski,

We received your letter dated September 17, 2010 containing comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission in regard to the above-referenced documents (the “Comment Letter”). The Comment Letter requests that we respond to the Staff’s comments within 10 business days or to tell the Staff by that time when we will provide the Staff with our responses.

Due to the nature of the Staff’s comments, the complexity of certain of the issues presented, and the availability of employees critical to the preparation and review of our response, we respectfully request an extension of ten business days to respond to the Comment Letter, such that our response will be provided via EDGAR by no later than Friday, October 15, 2010.

Please do not hesitate to contact me at (713) 659-3855 ext. 107 if you have any questions regarding this request for extension. Thank you for your courtesy.

Sincerely,

/s/ William C. Rankin
William C. Rankin Executive Vice President and Chief Financial Officer

cc:	H. Beaudry

Thompson & Knight LLP